

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

James Keough
Chief Financial Officer
Sundial Growers Inc.
#300, 919-11 Avenue SW
Calgary, AB T2R 1P3
Canada

> **Re: Sundial Growers Inc.**
> **Registration Statement on Form F-3**
> **Filed January 21, 2021**
> **File No. 333-252278**

Dear Mr. Keough:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Lehner, Esq.